Change in Shareholding of the Largest Shareholder

We hereby inform you of the change in the number of common shares of POSCO (the “Company”) held by Korean National Pension Service, the largest shareholder of the Company.

As of December 3, 2013, Korean National Pension Service has increased its shareholding in the Company from 5,357,142 shares (6.14% of the common shares outstanding) to 6,492,271 shares (7.45% of the common shares outstanding).